Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272750

IPC ALTERNATIVE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED JULY 15, 2025

TO THE PROSPECTUS DATED APRIL 4, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of IPC Alternative Real Estate Income Trust, Inc., dated April 4, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to IPC Alternative Real Estate Income Trust, Inc. unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of August 1, 2025;
•
to disclose the calculation of our June 30, 2025 NAV per share for all share classes;
•
to provide an update on the status of our Offering; and
•
to provide portfolio metrics regarding the status of the Operating Partnership’s investments as of June 30, 2025.

August 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2025 (and repurchases as of July 31, 2025) is as follows:

Transaction Price (per share)
Class T	$23.3105
Class S	$23.3945
Class D	$23.4274
Class I	$23.3945

As of the date of this Supplement, we had not sold any Class S shares. Until we sell shares of Class S common stock, the transaction price for Class S shares is based on NAV per share of our Class I shares as of June 30, 2025. We will separately compute the NAV per share for Class S shares once we have Class S shares outstanding. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

June 30, 2025 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.ipcaltreit.com and is made available on our toll-free, automated telephone line at 866-MY-Inland (866-694-6526). Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for a discussion of how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Transactions or events have occurred since June 30, 2025 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2025 along with the immediately preceding month.

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company's common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of June 30, 2025 (dollars and shares/units in thousands):

Components of NAV	As of June 30, 2025
Investments in real estate	$411,640
Cash and cash equivalents	6,758
Restricted cash	393
Other assets	7,270
Debt	(273,149)
Other liabilities(1)	(14,658)
Net asset value	$138,254
Total shares/units outstanding	5,878
(1)
Includes accrued distribution fees. Distribution fees only apply to Class T shares and units, Class S shares and units and Class D shares and units. For purposes of calculating NAV, we recognize the distribution fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the distribution fee as an offering cost at the time we sell Class T shares and units, Class S shares and units, and Class D shares and units. As of June 30, 2025, we had accrued under GAAP $168 of distribution fees payable to Inland Securities Corporation (the “Dealer Manager”) related to the Class T shares and units and Class D shares and units. As of June 30, 2025, we had not sold or issued any Class S shares or units, therefore, we had not accrued any distribution fees payable to the Dealer Manager related to such shares or units. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table sets forth our NAV and NAV per share/unit by class as of June 30, 2025 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class T Shares/Units	Class D Shares/Units	Class I Shares/Units	Class A Units	Total
Net asset value	$1,940	$506	$8,046	$127,762	$138,254
Number of outstanding shares/units	83	22	344	5,429	5,878
NAV per share/unit as of June 30, 2025	$23.3105	$23.4274	$23.3945	$23.5336

Set forth below are the weighted averages of the key assumptions used by our independent valuation advisor in the discounted cash flow analysis used for the June 30, 2025 valuations, based on property type:

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.50%	6.31%
Self-Storage	8.17%	6.42%
Education	8.25%	6.75%

A change in these key assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our property investment values:

Property Type	Hypothetical Change	Healthcare	Self-Storage	Education
Discount rate (weighted average)	0.25% decrease	1.83%	1.93%	1.80%
	0.25% increase	(1.85)%	(1.90)%	(1.80)%
Exit capitalization rate (weighted average)	0.25% decrease	2.28%	2.40%	2.03%
	0.25% increase	(2.18)%	(2.08)%	(2.03)%

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company’s common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of May 31, 2025 (dollars and shares/units in thousands):

Components of NAV	As of May 31, 2025
Investments in real estate	$412,920
Cash and cash equivalents	7,421
Restricted cash	387
Other assets	7,889
Debt	(272,996)
Other liabilities(1)	(15,586)
Net asset value	$140,035
Total shares/units outstanding	5,854
(1)
Includes accrued distribution fees. Distribution fees only apply to Class T shares and units, Class S shares and units and Class D shares and units. For purposes of calculating NAV, we recognize the distribution fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the distribution fee as an offering cost at the time we sell Class T shares and units, Class S shares and units, and Class D shares and units. As of May 31, 2025, we had accrued under GAAP $123 of distribution fees payable to the Dealer Manager related to the Class T shares and units and Class D shares and units. As of May 31, 2025, we had not sold or issued any Class S shares or units, therefore, we had not accrued any distribution fees payable to the Dealer Manager related to such shares or units. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table sets forth our NAV and NAV per share/unit by class as of May 31, 2025 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class T Shares/Units	Class D Shares/Units	Class I Shares/Units	Class A Units	Total
Net asset value	$1,482	$364	$8,031	$130,158	$140,035
Number of outstanding shares/units	63	15	337	5,439	5,854
NAV per share/unit as of May 31, 2025	$23.7166	$23.8595	$23.8064	$23.9326

Status of our Offering

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 403,078 shares of our common stock (consisting of 246,185 Class I shares, 135,426 Class T shares and 21,467 Class D shares; no Class S shares were issued or sold as of such date) in the primary offering for total proceeds of $9.9 million and (ii) 2,199 shares of our common stock (consisting of 1,686 Class I shares, 333 Class T shares and 180 Class D shares) pursuant to our distribution reinvestment plan for a total value of $0.05 million. We intend to continue selling shares in the Offering on a monthly basis.

Portfolio Metrics as of June 30, 2025

Attached hereto as Appendix A are portfolio metrics regarding the status of our Operating Partnership’s investments as of June 30, 2025.

Appendix A

ALT REIT Portfolio Overview* $412M Investments in Real Estate $138M Net Asset Value 35 Properties Healthcare Appraised Property Value $327,320,000 No. of Properties 30 Square Feet 746,601 Leased % 97.7% Student Housing Appraised Property Value $44,400,000 No. of Properties 1 Total Beds 406 Leased % 99.3% Self Storage Appraised Property Value $39,920,000 No. of Properties 4 No. of Units 2,362 Leased % 83.3%† † Leased % based on rentable square footage *Data as of June 30, 2025. For more information on IPC Alternative Real Estate Income Trust, Inc.’s (ALT REIT) most recent estimated net asset value (NAV), including the assumptions, estimates and judgments used to determine the estimated NAV, see Supplement No. 3 to the prospectus of IPC Alternative Real Estate Income Trust, Inc., dated April 4, 2025, as filed with the SEC on July 15, 2025. Portfolio shown is that of the Operating Partnership of ALT REIT. ALT REIT is the general partner of the Operating Partnership but currently does not own a substantial economic interest in the Operating Partnership and therefore does not own a substantial interest in the underlying properties. As ALT REIT raises capital in its public offering, it will contribute the capital to the Operating Partnership in exchange for ownership interests in the form of Operating Partnership units such that we expect to eventually consolidate the Operating Partnership. Property Type by Investment Value Self Storage 10% Student Housing 11% Healthcare 79%